                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11K


                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]. FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996.

                                       OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
FOR THE TRANSITION PERIOD FROM              TO
                               ------------    -----------


COMMISSION FILE NUMBER:  0-24300


     A. Full title of the plan and address of the plan, if different from that of the issuer named below: NORRELL CORPORATION 401 (K) RETIREMENT SAVINGS PLAN.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: NORRELL CORPORATION, 3535 PIEDMONT ROAD, NE, ATLANTA, GA 30305.

                             NORRELL CORPORATION

                       401(k) RETIREMENT SAVINGS PLAN



                     FINANCIAL STATEMENTS AND SCHEDULES
                      AS OF DECEMBER 31, 1996 AND 1995
                                TOGETHER WITH
                              AUDITORS' REPORT

                              NORRELL CORPORATION

                         401(k) RETIREMENT SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1996 AND 1995




                               TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

     Statement of Net Assets Available for Benefits-December 31, 1996

     Statement of Net Assets Available for Benefits-December 31, 1995

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1996

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING THE FINANCIAL STATEMENTS

    Schedule I: Item 27a -- Schedule of Assets Held for Investment Purposes-December 31, 1996

    Schedule II: Item 27d -- Schedule of Reportable Transactions for the Year Ended December 31, 1996

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



        To the Administrator of the
        Norrell Corporation
        401 (k) Retirement Savings Plan:


        We have audited the accompanying statements of net assets available for benefits of the NORRELL CORPORATION 401 (k) RETIREMENT SAVINGS PLAN as of December 31, 1996 and 1995 and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                               /s/ Arthur Andersen LLP



        Atlanta, Georgia
        May 30, 1997

                              NORRELL CORPORATION

                         401(k) RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                              DECEMBER 31, 1996


                                                                              PARTICIPANT-DIRECTED
                                                        --------------------------------------------------------------------------
                                                                                      FIDELITY         20TH            WARBURG
                                                                        FIDELITY       ADVISOR        CENTURY          PINCUS
                                                         GUARANTEED       ASSET        GROWTH          ULTRA        INTERNATIONAL
                                                          LONG-TERM      MANAGER     OPPORTUNITY     INVESTORS          EQUITY
                                                            FUND          FUND           FUND          FUND              FUND
                                                         ----------     --------     -----------     ---------     --------------
ASSETS
  Investments, at fair value (Note 1 and Schedule I):
    Common Stock--Norrell Corporation                    $        0       $       0   $          0     $      0       $      0
    Investments in registered investment companies                0         784,911      4,835,004      861,667        725,842
    Pooled separate account                               6,480,038               0              0            0              0
                                                         ----------       ---------   ------------     --------       --------
          Total investments                               6,480,038         784,911      4,835,004      861,667        725,842
  Receivables:
    Employer contributions                                        0               0              0            0              0
                                                         ----------       ---------   ------------     --------       --------
          Total assets                                    6,480,038         784,911      4,835,004      861,667        725,842
LIABILITIES                                                       0               0              0            0              0
                                                         ----------       ---------   ------------     --------       --------
NET ASSETS AVAILABLE FOR BENEFITS                        $6,480,038       $ 784,911   $  4,835,004     $861,667       $725,842
                                                         ==========       =========   ============     ========       ========





                                                         PARTICIPANT-
                                                           DIRECTED
                                                         ------------
                                                                           NONPARTICPANT-
                                                                             DIRECTED
                                                           NORRELL            NORRELL
                                                            STOCK             STOCK
                                                             FUND              FUND            TOTAL
                                                          ----------       ----------      -----------
ASSETS
  Investments, at fair value (Note I and Schedule I):
    Common Stock--Norrell Corporation                     $9,693,766       $5,529,137      $15,222,903
    Investments in registered investment companies                 0                0        7,207,421
    Pooled separate account                                        0                0        6,480 038
                                                          ----------       ----------      -----------
          Total investments                                9,693,766        5,529,137       28,910,365
Receivables:
  Employer contributions                                           0          457,776          457,776
                                                          ----------       ----------      -----------
          Total assets                                     9,693,766        5,986,913       29,368,141
LIABILITIES                                                        0                0                0
                                                          ----------       ----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS                         $9,693,766       $5,986,913      $29,368,141
                                                          ==========       ==========      ===========





        The accompanying notes are an integral part of this statement.

                             NORRELL CORPORATION

                        401(k) RETIREMENT SAVINGS PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                              DECEMBER 31, 1995


                                                                              PARTICIPANT-DIRECTED
                                                        --------------------------------------------------------------------------
                                                                                      FIDELITY         20TH             WARBURG
                                                                        FIDELITY       ADVISOR        CENTURY           PINCUS
                                                         GUARANTEED       ASSET        GROWTH          ULTRA         INTERNATIONAL
                                                          LONG-TERM      MANAGER     OPPORTUNITY     INVESTORS           EQUITY
                                                            FUND          FUND           FUND          FUND               FUND
                                                         ----------     --------     -----------     ---------      --------------
ASSETS
  Investments, at fair value (Note 1 and Schedule I):
    Common Stock--Norrell Corporation                    $        0       $      0       $        0    $       0      $       0
    Investments in registered investment companies                0        477,645        3,648,970      424,947        405,461
    Pooled separate account                               5,499,027              0                0            0              0
                                                         ----------       --------       ----------    ---------      ---------
           Total investments                              5,499,027        477,645        3,648,970      424,947        405,461

  Receivables:
    Participant contributions                                46,031          9,642           28,891        8,801          8,820
    Employer contributions                                        0              0                0            0              0
                                                         ----------       --------       ----------    ---------      ---------
           Total receivables                                 46,031          9,642           28,891        8,801          8,820
                                                         ----------       --------       ----------    ---------      ---------
    Accrued income                                                0              0                0            0              0
                                                         ----------       --------       ----------    ---------      ---------
           Total assets                                   5,545,058        487,287        3,677,861      433,748        414,281

LIABILITIES                                                       0              0                0            0              0
                                                         ----------       --------       ----------    ---------      ---------
NET ASSETS AVAILABLE FOR BENEFITS                        $5,545,058       $487,287       $3,677,861    $ 433,748      $ 414,281
                                                         ==========       ========       ==========    =========      =========




                                                        PARTICIPANT-
                                                          DIRECTED
                                                        -------------
                                                                        NONPARTICIPANT-
                                                                           DIRECTED
                                                           NORRELL          NORRELL
                                                            STOCK           STOCK
                                                            FUND            FUND             TOTAL
                                                         ----------    --------------     -----------

ASSETS
  Investments, at fair value (Note 1 and Schedule I):
    Common Stock--Norrell Corporation                    $5,097,284       $2,577,707      $  7,674,991
    Investments in registered investment companies                0                0         4,957,023
    Pooled separate account                                       0                0         5,499,027
                                                         ----------       ----------      ------------
           Total investments                              5,097,284        2,577,707        18,131,041
                                                         ----------       ----------      ------------
  Receivables:
    Participant contributions                                13,740                0           115,925
    Employer contributions                                        0          585,285           585,285
                                                         ----------       ----------      ------------
           Total receivables                                 13,740          585,285           701,210
                                                         ----------       ----------      ------------
    Accrued income                                           15,604                0            15,604
                                                         ----------       ----------      ------------
           Total assets                                   5,126,628        3,162,992        18,847,855

LIABILITIES                                                       0                0                 0
                                                         ----------       ----------      ------------
NET ASSETS AVAILABLE FOR BENEFITS                        $5,126,628       $3,162,992       $18,847,855
                                                         ==========       ==========      ============







        The accompanying notes are an integral part of this statement

                             NORRELL CORPORATION

                        401(k) RETIREMENT SAVINGS PLAN

                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              FOR THE YEAR DECEMBER 31, 1996


                                                                              PARTICIPANT-DIRECTED
                                                        ------------------------------------------------------------------------
                                                                                       FIDELITY          20TH         WARBURG
                                                                         FIDELITY       ADVISOR        CENTURY        PINCUS
                                                         GUARANTEED        ASSET        GROWTH           ULTRA     INTERNATIONAL
                                                          LONG-TERM       MANAGER     OPPORTUNITY      INVESTORS      EQUITY
                                                            FUND           FUND           FUND           FUND          FUND
                                                         ----------      --------     ------------     ---------    ------------
PARTICIPANT CONTRIBUTONS                                 $1,030,606       $273,374     $  765,924      $ 348,250     $246,950

EMPLOYER CONTRIBUTIONS                                       87,076         20,053         57,979         22,596       18,758
                                                         ----------       --------     ----------      ---------     --------
                                                          1,117,682        293,427        823,903        370,846      265,708

NET INVESTMENT INCOME IN POOLED SEPARATE
  ACCOUNT                                                   338,246              0              0              0            0

NET INVESTMENT INCOME IN REGISTERED
  INVESTMENT COMPANIES                                            0         74,306        677,457         66,459       49,967

INTEREST AND DIVIDENDS                                            0              0              0              0            0

BENEFITS PAID TO PARTICIPANTS                              (548,450)       (59,541)      (306,911)       (54,257)     (72,657)

INTERFUND TRANSFERS                                          27,502        (10,568)       (37,306)        44,871       68,543
NET INCREASE IN NET ASSETS AVAILABLE FOR                 ----------       --------     ----------      ---------     --------
  BENEFITS                                                  934,980        297,624      1,157,143        427,919      311,561

NET ASSETS AVAIALBLE FOR BENEFITS AT
  DECEMBER 31, 1995                                       5,545,058        487,287      3,677,861        433,748      414,281
                                                         ----------       --------     ----------      ---------     --------
NET ASSETS AVAIALBLE FOR BENEFITS AT
  DECEMBER 31, 1996                                      $6,480,038       $784,911     $4,835,004      $ 861,667     $725,842
                                                         ==========       ========     ==========      =========     ========




                                                        PARTICIPANT-
                                                          DIRECTED
                                                        ------------
                                                                        NONPARTICIPANT-
                                                                           DIRECTED
                                                           NORRELL          NORRELL
                                                            STOCK           STOCK
                                                            FUND            FUND               TOTAL
                                                         ----------    --------------       -----------
PARTICIPANT CONTRIBUTONS                                 $  438,548       $        0        $ 3,103,652

EMPLOYER CONTRIBUTIONS                                        2,349          457,776            666,587
                                                         ----------       ----------        -----------
                                                            440,897          457,776          3,770,239

NET INVESTMENT INCOME IN POOLED SEPARATE
  ACCOUNT                                                         0                0            338,246

NET INVESTMENT INCOME IN REGISTERED
  INVESTMENT COMPANIES                                    4,395,861        2,656,021          7,920,071

INTEREST AND DIVIDENDS                                       47,204           27,041             74,245

BENEFITS PAID TO PARTICIPANTS                              (223,782)        (316,917)        (1,582,515)

INTERFUND TRANSFERS                                         (93,042)               0                  0
NET INCREASE IN NET ASSETS AVAILABLE FOR                 ----------       ----------        -----------
  BENEFITS                                                4,567,138        2,823,921         10,520,286

NET ASSETS AVAIALBLE FOR BENEFITS AT
  DECEMBER 31, 1995                                       5,126,628        3,162,992         18,847,855
                                                         ----------       ----------        -----------
NET ASSETS AVAIALBLE FOR BENEFITS AT
  DECEMBER 31, 1996                                      $9,693,766       $5,986,913        $29,368,141
                                                         ==========       ==========        ===========




         The accompanying notes are an integral part of this statement

                              NORRELL CORPORATION

                         401(K) RETIREMENT SAVINGS PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1996 AND 1995


1.   DESCRIPTION OF THE PLAN

     The following brief description of the Norrell Corporation 401(K) Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

     The Plan is a defined contribution salary deferral and profit-sharing plan for the exclusive benefit of eligible employees of the Norrell Corporation (the "Company"). An employee is eligible to participate on the next entry date following the date he or she completes one year of qualifying service and attains age 18. The entry date is the first day of each calendar month during the period in which the Plan remains in effect.

     Participants may contribute, via payroll deductions, up to 15% of their before-tax compensation, as defined, subject to certain provisions of the Internal Revenue Code("IRC"), into any one of the six existing investment options or a combination thereof in increments of 1%. The participant elections toward allocating contributions may be changed quarterly. For each $1 of annual compensation deferred up to the first 4% of annual compensation, the participant will receive a matching company contribution of $.25. All participant and employer matching contributions are 100% participant-directed. The Company may, at its discretion, make an annual contribution, all of which is invested in the Norrell
     Stock Fund.

     Under the terms of the Plan, participants are eligible for distribution of their accounts upon the earlier of death, retirement, disability, or termination of employment. Distributions of a participant's deferral account, as defined, may also be made for certain defined hardships.

     The Plan provides each participant with an individual account, which reflects the participant's interest in the fund resulting from contributions, interest, dividends, realized and unrealized gains, and other sources of income, less realized and unrealized losses, expenses, and other distributions which are attributable to the interest of each participant. Contributions attributable to a specific participant are recorded to his or her account. The Company's discretionary contributions are allocated annually based on the ratio of the participant's annual salary to the total annual salaries of all participants who are eligible to receive an allocation and are made only to the Norrell Stock Fund. In 1996, the Company contributed $457,776 to the Plan. Income or loss of each individual fund shall be allocated to each participant based on the ratio of each participant's average account balance to the average total account balances of all participants.

     During the 1995 Plan year, the Guaranteed Income Fund, the Value Equity Fund, and both Balanced Fund options were discontinued as participant investment elections. Three new funds (the Fidelity Asset Manager, the Warburg Pincus International Equity, and the 20th Century Ultra Investors Funds), two funds from Tascor, Inc.'s plan (the Guaranteed Long-Term Fund and the Fidelity Advisor Growth Opportunity Fund) and the Norrell Stock Fund were offered as alternative investment options. A description of each investment option is provided below:


          GUARANTEED LONG TERM FUND

          This fund provides a fixed annual rate of return under unallocated insurance contracts issued by Connecticut General Life Insurance Company ("CIGNA"). The principal of all funds invested, along with credited interest, is guaranteed against loss by CIGNA. Interest rates are declared every six months in advance.

          FIDELITY ASSET MANAGER FUND

          This fund seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments, both in the United States and internationally.

          FIDELITY ADVISOR GROWTH OPPORTUNITY FUND

          This fund is invested primarily in common stocks and securities convertible into common stocks that provide capital growth.

          20th CENTURY ULTRA INVESTORS FUND

          This fund is normally invested in equity securities, primarily common stocks, of companies that have record of at least three years continuous operation.

          WARBURG PINCUS INTERNATIONAL EQUITY FUND

          This fund seeks long-term capital appreciation by investing in a broadly diversified portfolio of equity securities of financially strong non-U.S. issuers located in growing international economies.

          NORRELL STOCK FUND

          This fund invests solely in the Company's common stock. This fund seeks long-term appreciation based on equities of Norrell Corporation and is appropriate for those willing to accept a potentially high level of value fluctuation.

     Participants are fully vested in any contributions they make and vest in company contributions after three years of qualifying service. Forfeitures on nonvested company contributions are offset against the company contribution.

     Although the Company intends for the Plan to be permanent, the Company may terminate it at any time. In the event of plan termination, participants become 100% vested in their balances.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The accompanying financial statements have been prepared using the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

     VALUATION OF INVESTMENTS

     The value for the Plan's investments in the registered investment companies is determined by the trustee based on the unit value for each fund, which, in turn, is based on the market value of the investments' underlying assets.

     Investment in Company common stock as of December 31, 1996 and 1995 is stated at market value as determined by the trade price on the New York Stock Exchange.

     American Institute of Certified Public Accountants Statement of
     Position ("SOP") No. 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," requires fair value reporting of investment contracts that are not fully benefit-responsive. The pooled separate account of the Plan was previously reported at contract value. The Plan has adopted this SOP effective January 1, 1996, and because the Plan's pooled separate account is not fully responsive, it is required to be reported at fair value.
     Fair value is determined based on discounted cash flows at a market interest rate for investments with similar characteristics. At January 1, 1996, fair value approximated contract value; therefore, no cumulative effect of an accounting change is reflected in the accompanying financial statements.

     ADMINISTRATIVE EXPENSES

     The Company pays all administrative expenses of the Plan.

     RECLASSIFICATION OF PRIOR YEAR FINANCIAL STATEMENTS

     Certain prior year balances have been reclassified to conform with the current year presentation.


3.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 1996:


             Net assets available for benefits per the financial
               statements                                                        $29,368,141
             Amounts allocated to withdrawing participants                           (52,000)
                                                                                 -----------
             Net assets available for benefits per the Form 5500                 $29,316,141
                                                                                 ===========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 as of December 31, 1996:


          Benefits paid to participants per the financial statements        $1,582,515
            Add amounts allocated to withdrawing participants at
              December 31, 1996                                                 52,000
            Less amounts allocated to withdrawing participants at
              December 31, 1995                                               (292,000)
                                                                            ----------
          Benefits paid to participants per the Form 5500                   $1,342,515
                                                                            ==========


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1996 but not yet paid as of that date.



4.   TAX STATUS

     The Plan obtained its latest determination letter dated April 29, 1996 in which the Internal Revenue Service stated that the Plan, as amended and restated, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). Therefore, management believes that the Plan was being operated in accordance with applicable provisions of the IRC as of December 31, 1996 and 1995.

5.   SUBSEQUENT EVENT

     Effective January 1, 1997, the Plan was amended to provide a matching company contribution of $.50 for each $1 of annual compensation deferred up to the first 4% of annual compensation of a participant.

                                                                      SCHEDULE I


                             NORRELL CORPORATION

                        401(K) RETIREMENT SAVINGS PLAN


          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              DECEMBER 31, 1996



  IDENTITY OF ISSUER, BORROWER,
    LESSOR, OR SIMILAR PARTY          DESCRIPTION OF INVESTMENT               UNITS             COST            CURRENT VALUE
  ----------------------------   -----------------------------------         -------         ----------         -------------
* CONNECTICUT GENERAL LIFE
    INSURANCE COMPANY            Guaranteed Long-Term Fund                   191,826         $6,480,038         $ 6,480,038

* CONNECTICUT GENERAL LIFE
    INSURANCE COMPANY            Fidelity Asset Manager Fund                  41,787            649,262             784,911

* CONNECTICUT GENERAL LIFE
    INSURANCE COMPANY            Fidelity Advisor Growth Opportunity Fund    100,203          3,257,737           4,835,004

* CONNECTICUT GENERAL LIFE
    INSURANCE COMPANY            20th Century Ultra Investors Fund            26,752            732,268             861,667

* CONNECTICUT GENERAL LIFE
    INSURANCE COMPANY            Warburg Pincus International Fund            31,007            617,686             725,842

* CONNECTICUT GENERAL LIFE
    INSURANCE COMPANY            Norrell Stock Fund                          558,066          6,049,173          15,222,903

                         * Denotes party in interest.


         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II


                             NORRELL CORPORATION

                        401(K) RETIREMENT SAVINGS PLAN


              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                     FOR THE YEAR ENDED DECEMBER 31, 1996



                                                                     NUMBER                                COST
                                                                       OF          PURCHASE     SELLING     OF          NET
    IDENTITY OF PARTY INVOLVED           DESCRIPTION OF ASSET     TRANSACTIONS       PRICE       PRICE     ASSET       GAIN
    --------------------------        --------------------------  ------------    ----------   --------  ----------  --------
*   CONNECTICUT GENERAL LIFE          Guaranteed Long Term Fund:
      INSURANCE COMPANY                 Purchases                       (b)       $1,877,575   $      0  $1,877,575  $      0
                                        Sales                                              0    896,564     896,564         0

*   CONNECTICUT GENERAL LIFE          Norrell Stock Fund:
      INSURANCE COMPANY                 Purchases                       90         1,351,888          0   1,351,888         0
                                        Sales                           99                 0    926,117     437,365   488,752


                        * Denotes a party in interest.

(a) Represents transactions or a series of transactions in securities in excess of 5% of the fair value of plan assets at the beginning of the year.

(b) Information could not be obtained from the Plan's trustee.


        The accompanying notes are an integral part of this schedule.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     NORRELL CORPORATION
                                       401 (K) RETIREMENT
                                       SAVINGS PLAN


                                     By: NORRELL CORPORATION,
                                           as Plan Administrator



Date:  June 26, 1997                       By: /s/ Michael Smith
                                              ----------------------------
                                                Michael Smith
                                                V.P., Compensation and Benefits
                                                Norrell Corporation

                               INDEX TO EXHIBITS




         Exhibit
         Number      Description
         -------     -----------

           23        Consent of Arthur Andersen LLP.